Nasdaq Regulation

Nasdaq

Meenal Singh
Vice President
US Head of Market Surveillance

September 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 31, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from West Coast Community Bancorp (the "Registrant") a copy of the Registrant's application on Form 10 for the registration of the following security:

Common Stock, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,